ShengdaTech, Inc.

January 12, 2007

VIA FACSIMILE (202) 772-9202
AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Mr. Carlton Tartar

Re:	ShengdaTech, Inc. (formerly Zeolite Exploration Company)
Registration Statement on Form S-1
File No. 333-132906

Dear Mr. Tartar:

ShengdaTech, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 12:00 noon, Eastern Time, on Tuesday, January 16, 2007, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ShengdaTech, Inc.

By:	/s/ Xiangzhi Chen
Xiangzhi Chen, Chief Executive Officer